November 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Dynamix Corporation

Registration Statement on Form S-1 (as amended)

File No. 333-280719

Dear Mr. Holt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-280719) of Dynamix Corporation so that it may become effective at 4:00 p.m., Eastern Time, on November 20, 2024, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Gerald M. Spedale at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6888.

Sincerely,

DYNAMIX CORPORATION

/s/ Andrea Bernatova
Name:	Andrea Bernatova
Title:	Chief Executive Officer

cc:	Evan D’Amico, Gibson, Dunn & Crutcher LLP

Gerald M. Spedale, Gibson, Dunn & Crutcher, LLP